UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Deploys First 3.3 GHz WiMAX™ Network in UK for Metranet. Dated May 21st, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21st, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Deploys First 3.3 GHz WiMAX™ Network in UK
for Metranet

Innovative usage of spectrum in Reading for traffic control and surveillance

Tel Aviv, Israel, May 21, 2008 – Alvarion® Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its BreezeMAX® platform is being used by Metranet, a wireless specialist, to deploy the first WiMAX network using the 3.3 GHz spectrum in the UK. Metranet is using this frequency through gaining a Non-Operational Temporary license from Ofcom, the independent regulator and competition authority for the UK communications industries, specifically for this network. This is part of a SEEDA (South East England Development Agency) match-funded innovation project.

Alvarion’s BreezeMAX base stations and CPEs enable Metranet to provide backhaul for CCTV cameras (closed circuit TV), and traffic junction control throughout Reading. The WiMAX network went live in March 2008 and replaced the existing wired network. Live video from main roads and junctions is streamed back to a central control room, and traffic lights can then be manually controlled via the WiMAX network to improve traffic flow. Automatic License Plate recognition is also being built into the system.

Information about the traffic situation is provided to a variety of outlets:
—	Shopping centers
—	Reading's Hexagon theater with 40" display screens
—	Intranet systems
—	Reading's official travel website www.reading-travelinfo.co.uk
—	Mobile phones for real time travel information

Many towns and cities throughout the world are finding new bandwidth-intensive applications – such as CCTV – expensive to operate, particularly when they involve using wired infrastructure such as leased lines. By using Alvarion’s network costs were significantly reduced.

Simon Beasley, Transport Network Manager, Reading Borough Council: “Reading is a prosperous town with an expanding population, and consequently there are significant pressures on the road network. The communications needed to connect and control the real time traffic management systems needed to be more powerful than before. Alvarion’s WiMAX network performance has not only achieved this level of reliability but also exceeded our expectations with clear images from even the very distant cameras.”

Roger Horlock, Director of Metranet, said: “A dedicated frequency is ideal for a mission-critical deployment in a city like Reading. In the future we plan to expand the network to help facilitate new applications such as providing real-time travel information to train and bus passengers, CCTV monitoring in buses to improve security and ANPR (Automatic Number Plate Recognition) to improve traffic flow. We chose Alvarion’s BreezeMAX because it is the most reliable and flexible system on the market today.”

About Metranet
Metranet Communications is a systems integrator and wireless network provider. Building on its experience of operating the Brighton Metranet, a metropolitan intranet constructed with Brighton & Hove City Council and the University of Sussex, the company is now focused on using WiMAX to integrate traffic management systems such as SCOOT, CCTV, BLE (Bus Lane Enforcement) ANPR (Automatic Number Plate Recognition) with transport departments’ UTMC (Urban Traffic Management Control (www.metranet.co.uk). SEEDA project website (www.readingseedaproject.co.uk).

About Alvarion
Alvarion is the largest WiMAX pure player ensuring customers’ long term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.